Financial Strategies Acquisition Corp.

2626 Cole Avenue, Suite 300

Dallas, TX 75204

December 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Washington, D.C. 20549

Attention: William Demarest and Isaac Esquivel

Re:	Financial Strategies Acquisition Corp. Registration Statement on Form S-1

Filed on October 22, 2021

File No. 333-260434 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Financial Strategies Acquisition Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, as amended, so that it may become effective at 4:00 p.m., Eastern Time, on December 9, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Matthew L. Fry, Esq. at (214) 651-5443.

Very truly yours, Financial Strategies Acquisition Corp.

By:	/s/ Jamie Khurshid
Jamie Khurshid Chief Executive Officer

cc:	Austin Wood, Securities and Exchange Commission

Jim Lopez, Securities and Exchange Commission

Matthew L. Fry, Esq., Haynes and Boone, LLP

Matthew J. Barringer, Esq., Haynes and Boone, LLP